                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D/A
                                 (RULE 13d-101)

    INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
             AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)
                                (Amendment No. 1)


                                 PDK LABS, INC.
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                                (Name of Issuer)

                          COMMON STOCK, $.01 PAR VALUE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  6932393 10 2
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                              Connis O. Brown, III
                                 Robert B. Lamm
                        Gunster, Yoakley & Stewart, P.A.
                      Broward Financial Centre, Suite 1400
                           500 East Broward Boulevard
                         Fort Lauderdale, Florida 33394
                                 (954) 462-2000
--------------------------------------------------------------------------------
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                                NOVEMBER 2, 2000
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

                               Page 1 of 10 Pages

                               AMENDMENT NO. 1 TO
                                  SCHEDULE 13D

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CUSIP No. 693293 10 2                                         Page 2 of 10 Pages
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1    NAMES OF REPORTING PERSONS                                   Perry D. Krape
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a)  [ ]
                                                                       (b)  [ ]
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3    SEC USE ONLY
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4    SOURCE OF FUNDS                                              Not Applicable
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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEM 2(d) or 2(e)                                          [ ]

     N/A
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6    CITIZENSHIP OR PLACE OF ORGANIZATION               United States of America
--------------------------------------------------------------------------------
NUMBER OF          7       SOLE VOTING POWER                        205,488
SHARES             -------------------------------------------------------------
BENEFICIALLY       8       SHARED VOTING POWER                            0
OWNED BY           -------------------------------------------------------------
EACH               9       SOLE DISPOSITIVE POWER                   205,488
REPORTING          -------------------------------------------------------------
PERSON WITH        10      SHARED DISPOSITIVE POWER                       0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED
     BY EACH REPORTING PERSON                                       205,488
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                         [ ]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                 5.4%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON                                            IN
--------------------------------------------------------------------------------

                               Page 2 of 10 Pages

                         AMENDMENT NO. 1 TO SCHEDULE 13D

         This Amendment No. 1 amends and supplements the Statement on Schedule 13D filed with the Commission on December 15, 1999. The items of the Schedule 13D referred to below are amended and supplemented by the addition of the information indicated.

Item 4. PURPOSE OF THE TRANSACTION is amended to include the following at the end thereof:

         In April 1996, the Company commenced an action against Mr. Krape in the Supreme Court of the State of New York, Suffolk County, titled PDK LABS, INC. V. KRAPE, Index No. 96-09841 (the "State Action"). The State Action alleged (1) breach of contract, (2) unfair competition, (3) conversion, and (4) breach of fiduciary duty. In August 1996, Mr. Krape filed a counterclaim against the Company, Michael Krasnoff ("Krasnoff") and Ira Helman ("Helman"). In March 1999, Mr. Krape filed amended counterclaims against the Company, Krasnoff and Helman which alleged (1) misrepresentations, (2) omissions, (3) breach of fiduciary duty, (4) that provisions of an employment agreement were unenforceable, (5) breach of contract, (6) tortious interference with business relations, and (7) unjust enrichment.

         In October 1999, Mr. Krape commenced an action in the United States District Court for the Eastern District of New York, titled KRAPE V. PDK LABS, INC., ET AL., Case No. CV 99-6595 (DRH) (the "Derivative Action"). The Derivative Action alleged (1) securities fraud, (2) common law fraud, (3) violation of N.Y. Business Corporation Law section 349, (4) breach of fiduciary duty, and (5) conspiracy.

         On September 29, 2000, Mr. Krape commenced a second action in the United States District Court for the Eastern District of New York entitled KRAPE
V. PDK LABS, INC. ET AL., Case No. CV-00-5873 (DRH). This action originally included ten causes of action labeled both class action and individual allegations. On or about October 15, 2000, the complaint was amended to include only two claims by Mr. Krape, in his individual capacity, under Section 14 of the Securities Exchange Act and state law breach of fiduciary duty. Both claims sought to enjoin the November 8, 2000 shareholder vote regarding the proposed merger of the Company with PDK Acquisition Corp. (the "Merger").

           Without any admission of any allegation by any party to the above lawsuits, each such party expressly denying any and all of the various allegations, Mr. Krape agreed to settle these actions on terms that would include Mr. Krape agreeing to vote all 205,488 shares of the Company's Common Stock of which he has beneficial ownership in favor of the Merger. In addition, and pursuant to other terms and conditions, if Mr. Krape has not received the merger consideration by December 1, 2000, he has the right to put his shares to Krasnoff and Krasnoff or his assignee(s) would have the right to call such shares.

           This description is not intended to be comprehensive in nature, and is qualified in its entirety by reference to the Settlement Agreement, made as of November 2, 2000, by and among Mr. Krape and PDK Labs, Inc., Michael Krasnoff, Ira Helman, Reginald Spinello, Karine Hollander, Raveendra Nandigam and PDK Acquisition Corp., attached hereto pursuant to Item 7 hereof and incorporated by reference herein.

                               Page 3 of 10 Pages

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER is amended to include the following at the end thereof:

         See Item 4 above.

Item 7. MATERIAL TO BE FILED AS EXHIBITS is amended to include the following at the end thereof:

         Settlement Agreement, made as of November 2, 2000, by and among Mr. Krape and PDK Labs, Inc., Michael Krasnoff, Ira Helman, Reginald Spinello, Karine Hollander, Raveendra Nandigam and PDK Acquisition Corp.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  November 7, 2000


                                                              /s/ Perry D. Krape
                                                              ------------------
                                                              Perry D. Krape

                               Page 4 of 10 Pages

                              SETTLEMENT AGREEMENT

     THIS SETTLEMENT AGREEMENT (the "Agreement") is made as of the 2nd day of November, 2000, by and among:

         Perry D. Krape ("Krape")

         AND

         PDK Labs Inc. ("PDK Labs"), Michael Krasnoff ("Krasnoff"), Ira Helman ("Helman"), Reginald Spinello, Karine Hollander, Raveendra Nandigam and PDK Acquisition Corp. (hereinafter, the "PDK Parties")

                                   WITNESSETH

         WHEREAS, Krape and the PDK Parties are parties to various lawsuits and other actions in which each has asserted various claims and causes of actions against each other (the "Cases");

         WHEREAS, such Cases are styled PERRY D. KRAPE, ON BEHALF OF THE SHAREHOLDERS OF PDK LABS, INC. V. PDK LABS, INC., MICHAEL KRASNOFF, RANDOLPH PACE, REGINALD SPINELLO, HARTLEY BERNSTEIN, MICHAEL LULKIN, IRA HELMAN, ALAN NOVICH, DONALD ZINMAN, DUNE HOLDINGS, INC., K.A.M. GROUP, INC., CARICO, INC., KARINE HOLLANDER, AND BERNSTEIN & WASSERMAN, LLP, CASE NO. CV 99 6595
(DRH)(ETB); PARR DEVELOPMENT COMPANY, INC. AND YAPHANK DEVELOPMENT COMPANY, INC.
V. PDK LABS, INC. AND PERRY D. KRAPE, CASE NO. 96-07465; PERRY D. KRAPE V. PDK LABS, INC., REGINALD SPINELLO, KARINE HOLLANDER, RAVEENDRA NANDIGAM, IRA HELMAN, LAWRENCE SIMON, THOMAS KEITH, DUNE HOLDINGS, INC., MICHAEL LULKIN, AND PDK ACQUISITION CORP., CASE NO. CV 00-5873 (DRH) ,PDK LABS, INC. V. PERRY D. KRAPE/PERRY D. KRAPE, INDIVIDUALLY AND ON BEHALF OF THE SHAREHOLDERS OF PDK LABS, INC., A NEW YORK CORPORATION V. PDK LABS, INC., A NEW YORK CORPORATION, MICHAEL KRASNOFF AND IRA HELMAN, CASE NO. 96-9841 AND HELMAN V. KRAPE, CASE NO.00011310(09);

         WHEREAS, Krape and the PDK Parties desire to resolve all claims, litigation, causes of action and obligations between them under the terms and conditions herein contained, which resolution and settlement shall not constitute an admission of any allegations by any party hereto, each such party expressly denying any and all of the various allegations but recognizing that settlement of their claims is in their mutual interests so as to end time consuming and expensive litigation.

         NOW, THEREFORE, in consideration of the mutual premises and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, and in full settlement and release of all claims and actions, the parties agree to settle under the following terms:

         1. SETTLEMENT OF CLAIMS AND PAYMENTS TO KRAPE. Krape agrees to settle his various direct claims in exchange for the releases contemplated herein together with the payment of the sum of $2,100,000 calculated as follows: (1) Krasnoff and Helman will pay Krape, in cash, the amount of $1,500,000 in settlement of the breach of fiduciary duty and other claims relating to Krape's interest in PDK Labs, and (2) Krape will settle all other claims against the PDK Parties for a total payment of $600,000, which amount shall be evidenced by PDK Labs' installment note (the "Installment Note") which shall be payable in 16 equal quarterly installments of $37,500,

                               Page 5 of 10 Pages
commencing on January 1, 2001. The Installment Note shall be in the form attached hereto as EXHIBIT 1 and shall provide that so long as PDK Labs is not in default under the note, no interest shall be payable under the Installment Note. In the event of any default, interest shall be due and payable on the entire outstanding principal balance, from the original date of the Installment Note until paid, at LIBOR plus five percent. The Installment Note may be prepaid without penalty. Krape expressly acknowledges that none of the consideration to be paid to him under this Agreement is being paid in consideration of the claims asserted by Krape derivatively on behalf of PDK Labs.

         2. SALE OF SHARES IN PDK. In addition to settlement of the foregoing claims and causes of action, and at the express request of, and in consideration for the participation in this settlement of, Krasnoff, Krape agrees to vote his 205,488 shares of common stock in PDK Labs (the "Shares") in favor of the proposed merger of PDK Labs with PDK Acquisition Corp. (the "Merger") at the shareholder meeting presently scheduled for November 8, 2000 (the "Shareholder Meeting") or at any adjourned or rescheduled shareholder meeting with respect to the Merger. In the event that Krape has not received the merger consideration of $5.00 per share for his Shares by December 1, 2000, Krape shall have the right to put all (but not less than all) of his Shares to Krasnoff at the price of $5.00 per share (the "Put") and Krasnoff (or his assignee(s)) shall have the absolute right to purchase the Shares at that price (the "Call"). In the event
(i) the Merger has not been consummated and the merger consideration has not been paid to Krape on or before January 8, 2001 and (ii) neither the Put nor the Call has been exercised and consummated by January 8, 2001, Krasnoff shall pay to Krape an additional $200,000 in consideration for his consent to the Merger and Krape shall sell to Krasnoff (or his assignee) all of Krape's shares in PDK Labs for $5.00 per share (or such higher per share amount as finally approved in the Merger), which sale shall close not later than 60 days after January 8, 2001. Upon such sale, Krape shall assign to Krasnoff his rights to any merger consideration up to the amount paid by Krasnoff for the shares and Krasnoff shall pay to Krape any merger consideration in excess of the amounts paid by Krasnoff for Krape's shares. Krape represents that he is the sole legal and beneficial owner of, and has good title to, the Shares, free and clear of any mortgages, claims, liens, rights of first refusal or similar rights, security interests, options, pledges or encumbrances of any kind whatsoever and that the Shares are not subject to any prior sale, transfer or assignment.

         3. MUTUAL RELEASES. The parties shall exchange the following releases.

         A. In exchange for the promises made by Krape contained in this Settlement, the PDK Parties agree to generally release, satisfy and forever discharge Krape, his affiliates, officers, directors, employees, agents and attorneys of and from all actions, claims and demands which the PDK Parties ever had, may have had, or has against Krape to the date of this Settlement, including but not limited such claims arising in the cases styled PERRY D. KRAPE, ON BEHALF OF THE SHAREHOLDERS OF PDK LABS, INC. V. PDK LABS, INC., MICHAEL KRASNOFF, RANDOLPH PACE, REGINALD SPINELLO, HARTLEY BERNSTEIN, MICHAEL LULKIN, IRA HELMAN, ALAN NOVICH, DONALD ZINMAN, DUNE HOLDINGS, INC., K.A.M. GROUP, INC., CARICO, INC., KARINE HOLLANDER, AND BERNSTEIN & WASSERMAN, LLP, CASE NO. CV 99 6595 (DRH)(ETB); PARR DEVELOPMENT COMPANY, INC. AND YAPHANK DEVELOPMENT COMPANY, INC. V. PDK LABS, INC. AND PERRY D. KRAPE, CASE NO. 96-07465; PERRY D. KRAPE V. PDK LABS, INC., REGINALD SPINELLO, KARINE HOLLANDER, RAVEENDRA NANDIGAM, IRA HELMAN, LAWRENCE SIMON, THOMAS KEITH, DUNE HOLDINGS, INC., MICHAEL LULKIN, AND PDK ACQUISITION CORP., CASE NO. CV 00-5873 (DRH), PDK LABS, INC. V. PERRY D. KRAPE/PERRY D. KRAPE, INDIVIDUALLY AND ON BEHALF OF THE SHAREHOLDERS OF PDK LABS, INC., A NEW YORK CORPORATION V. PDK LABS, INC., A NEW YORK CORPORATION, MICHAEL KRASNOFF AND IRA HELMAN, CASE NO. 96-9841 AND HELMAN
V. KRAPE, CASE NO.00011310(09). The PDK Parties further agree

                               Page 6 of 10 Pages
to execute and deliver separate general releases from each PDK Party in favor of Krape in the form attached hereto as EXHIBIT 2 (the "PDK Releases").

         B. In exchange for the promises made by the PDK Parties contained in this Settlement, Krape agrees to generally release, satisfy and forever discharge the PDK Parties, all parties to the Cases, and their respective present or former affiliates, officers, directors, employees, consultants, partners, members, family members, agents and attorneys of and from all actions, claims and demands which Krape ever had, may have had, or has against the PDK Parties to the date of the Settlement, including but not limited such claims arising in the cases styled PERRY D. KRAPE, ON BEHALF OF THE SHAREHOLDERS OF PDK LABS, INC. V. PDK LABS, INC., MICHAEL KRASNOFF, RANDOLPH PACE, REGINALD SPINELLO, HARTLEY BERNSTEIN, MICHAEL LULKIN, IRA HELMAN, ALAN NOVICH, DONALD ZINMAN, DUNE HOLDINGS, INC., K.A.M. GROUP, INC., CARICO, INC., KARINE HOLLANDER, AND BERNSTEIN & WASSERMAN, LLP, CASE NO. CV 99 6595 (DRH)(ETB); PARR DEVELOPMENT COMPANY, INC. AND YAPHANK DEVELOPMENT COMPANY, INC. V. PDK LABS, INC. AND PERRY
D. KRAPE, CASE NO. 96-07465; PERRY D. KRAPE V. PDK LABS, INC., REGINALD SPINELLO, KARINE HOLLANDER, RAVEENDRA NANDIGAM, IRA HELMAN, LAWRENCE SIMON, THOMAS KEITH, DUNE HOLDINGS, INC., MICHAEL LULKIN, AND PDK ACQUISITION CORP., CASE NO. CV 00-5873 (DRH); PDK LABS, INC. V. PERRY D. KRAPE/PERRY D. KRAPE, INDIVIDUALLY AND ON BEHALF OF THE SHAREHOLDERS OF PDK LABS, INC., A NEW YORK CORPORATION V. PDK LABS, INC., A NEW YORK CORPORATION, MICHAEL KRASNOFF AND IRA HELMAN, CASE NO. 96-9841 AND HELMAN V. KRAPE, CASE NO.00011310(09). Krape further agrees to execute and deliver separate general releases from Krape in favor of each PDK Party and all parties to the Cases, in the form attached hereto as EXHIBIT 3 (the "Krape Releases"), provided, however, that Krape's release of any individual Releasee who is a defendant in the Derivative Action (as that term is defined in the Krape Releases) shall become null and void if said Releasee initiates any legal proceeding against Krape.

         4. CLOSING OF SETTLEMENT AND DELIVERIES IN ESCROW.

         A. DELIVERIES BY PDK INTO ESCROW. On or before November 6, 2000, Krasnoff and Helman shall deliver into the escrow of Berlack, Israels & Liberman LLP ("Berlack") the sum of $1,500,000 in cash and their executed releases, and PDK shall deliver into the escrow of Berlack the Installment Note and the remaining PDK Releases.

         B. DELIVERIES BY KRAPE INTO ESCROW. On or before November 6, 2000, Krape shall deliver into the escrow of Gunster, Yoakley & Stewart P.A. ("Gunster") a signed proxy, in the form annexed hereto as Exhibit 4, authorizing the holder, at the holder's discretion, to vote in favor of the Merger (the "Proxy"), together with stock endorsements and assignments to all of Krape's shares in PDK Labs (the "Krape Stock Assignments") and the Krape Releases.

         C. RELEASE OF ESCROWS. Upon receipt of certification from Berlack that it is holding all of the items required under Paragraph A hereof (i.e., $1,500,000 cash, the Installment Note and the PDK Releases), Gunster shall release the Proxy to Berlack for purposes of voting in favor of the Merger. Immediately following the completion of the shareholders meeting on November 8, 2000 or on any adjourned date, Berlack shall deliver to Gunster the cash, the Installment Note and the PDK Releases, and Gunster shall deliver to Berlack the Krape Releases. At such time as both Berlack and Gunster have received the respective funds and documents, both Berlack and Gunster shall be authorized to disburse such items to their respective clients.

         D. FAILURE OF CONSUMMATION OF MERGER. In the event the Merger is not consummated and the merger consideration paid to Krape on or before January 8, 2001, or the Put or Call have not been exercised and consummated by that date, then pursuant to Section 2 hereof,

                               Page 7 of 10 Pages

Krasnoff or his assigns shall deliver the amount due to Krape together with the share purchase price for Krape's shares to Gunster. Upon receipt of such funds, Gunster shall deliver to Krasnoff, or his assigns, the Krape Stock Assignments and shall release the funds to Krape.

         E. VOLUNTARY DISMISSALS. Upon release of the funds and documents set forth in paragraph 4(C) above, the parties shall execute and deliver stipulations of dismissal satisfaction to cause the immediate dismissal with prejudice, and with each party bearing its own costs, with respect to each of the Cases except for the derivative action captioned PERRY D. KRAPE, ON BEHALF OF THE SHAREHOLDERS OF PDK LABS, INC. V. PDK LABS, INC., ET AL., 99 Civ. 6595
(DRH) (the "Derivative Action"). Upon consummation of the Merger or the sale of stock to Krasnoff, Krape shall, within 5 business days, file a motion seeking the dismissal with prejudice, and without costs, of the Derivative Action. The PDK Parties will cooperate with Krape, to the extent reasonable, in the prosecution of that motion.

         F. FAILURE OF DELIVERIES. In the event either party fails to execute and deliver the documents required under this Agreement, or to pay the required funds, the parties expressly agree that the non-defaulting party may elect to
(1) seek specific enforcement of the terms and conditions of this Settlement or
(2) declare this Settlement null and void and thereafter seek to enforce any and all rights, actions and causes of action as such party had prior to the execution hereof.

         5. ADDITIONAL TERMS AND CONDITIONS. The parties agree that the following additional terms and conditions shall apply with respect to the sale by Krape of his shares in PDK Labs and the settlement of his claims against the PDK Parties:

         A. SALE OR CAPITAL TRANSACTION BY PDK ACQUISITION. In the event that PDK Acquisition completes the proposed acquisition of PDK Labs (the "Going Private Transaction"), then, during the three (3) years following such acquisition, Krape shall be paid an additional amount equal to twenty percent (20%) of all amounts in excess of Twelve Million Five Hundred Thousand Dollars ($12,500,000.00) which Reginald Spinello, Karine Hollander and Raveendra Nandigam (the "Management Group"), or their related parties and affiliates, receive, directly or indirectly, from any sale, disposition, transfer, conveyance or conversion of their interests in PDK Acquisition in any bona-fide third party transactions. For purposes of this paragraph and paragraph B, below, the terms "related parties" and "affiliates" shall mean the members of the Management Group, PDK Labs, PDK Acquisition, any employees of or consultants to PDK Labs or PDK Acquisition, any person or persons to whom a member of the Management Group transfers shares in any transactions for less than full and adequate consideration, or any person or entity of which the Management Group, or any member, owns or controls a majority of the voting interests.

         B. RIGHT OF FIRST REFUSAL. During the three (3) years after the effective date of this Agreement, Krape shall have a right of first refusal with respect to (i) in the event the Going Private Transaction is consummated, the sale of any shares of PDK Acquisition whether by the Management Group or by PDK Acquisition, or (ii) in the event the Going Private Transaction is not consummated, with respect to any private sale of the Management Group's shares in PDK Labs (directly or indirectly held); provided, however, that such right of first refusal shall not apply to any sale or transfer of shares to any related parties or affiliates, as defined above, if such related parties or affiliates agree, in writing, that any subsequent sale or transfer of shares to a third-party shall be subject to the terms and conditions of this Agreement. In either event, if the holder or holders of the share receive a bona fide offer for the sale of their stock which they wish to accept, they shall provide Krape with a notice (the "Sale Notice") of their intention to sell or

                               Page 8 of 10 Pages
otherwise transfer their shares. The Sale Notice will be sent by telecopy and federal express to Connis O. Brown, III, at Gunster, Yoakley & Stewart, P.A., 500 E. Broward Boulevard, Suite 1400, Ft. Lauderdale, Florida 33394, and will contain the name of the proposed purchaser and the terms upon which the holders propose to transfer their shares. At any time within ten (10) days after receipt of the Sale Notice, Krape may, by giving written notice to the holders, elect to purchase all, but not less than all, of the shares proposed to be transferred at the price and on the terms contained in the Sale Notice. Such notice of election to purchase shall also be accompanied by evidence of the deposit of twenty percent (20%) of the purchase price in escrow with counsel to Krape in such purchase. Closing on such transfer shall take place in accordance with the terms contained in the Sale Notice but in no event earlier than twenty (20) days after the time due for Krape's response to the Sale Notice. During such periods, the selling shareholders shall cooperate with reasonable requests by Krape and his advisors for review and due diligence in connection with the purchase by him. Such right of first refusal shall also apply to any transactions pursuant to which all the assets of PDK are to be sold or any transactions which would otherwise give rise to a change in control of PDK. In addition to the foregoing, during the period between November 2, 2003 and November 2, 2005, Krape shall have a right of first refusal on the same terms set forth above, except that:
(i) Krape's notice of election to purchase shall be accompanied by evidence of the deposit of fifty percent (50%) of the purchase price in escrow with counsel to Krape; (ii) Krape shall be required to close on his acquisition no later than thirty (30) days after the date of his notice of election; and (iii) Krape expressly agrees that he shall forfeit fifteen percent (15%) of the total price of the acquisition should he fail to close at that time (and Krape hereby expressly and irrevocably instructs his counsel to remit that fifteen percent (15%) amount to PDK on the thirty-first (31st) day after the date of Krape's notice of election should the transaction not have closed by that date).

         6. GOVERNING LAW AND VENUE. This Agreement shall be governed by and construed and enforced in accordance with the laws of the State of New York, without giving effect to conflict of laws principles. Krape hereby irrevocably and unconditionally consents to the jurisdiction of United States District Court for the Eastern District of New York (or Supreme Court, Suffolk County, to the extent that federal subject matter jurisdiction does not exist), in any action or proceeding which may be brought under or in connection with this Agreement or any of the transactions contemplated hereby or to enforce any covenant or agreement contained herein. In the event any such action shall be brought against Krape, Krape irrevocably waives any right he may have to raise any objection to jurisdiction or to the lying of the venue thereof in Suffolk County, New York or to claim any such suit or proceeding has been brought in an inconvenient forum and agrees that service of process in any such action or proceeding may be duly effected upon him, if not otherwise perfected, by service by first class mail upon Perry D. Krape at 11522 State Road 84, No. 222, Davie, Florida 33325.

         7. CONFIDENTIALITY. Except as required by applicable law, it is agreed by each party that the terms of this Settlement Agreement and the contents of the discussions pertaining thereto between the parties shall remain confidential.

         8. FEES AND COSTS. Each party agrees to bear its own attorney's fees and costs and not seek any attorney's fees or costs from the other party in connection with the preparation and execution of this Agreement and the Settlement Documents.

                               Page 9 of 10 Pages

         9. MULTIPLE ORIGINALS. This Agreement may be executed by the parties in one or more counterparts and by electronic signature or facsimile with the same effect as if all the parties had executed one original document.

         IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first mentioned above.

KRAPE:                                           THE PDK PARTIES:

KRAPE                                            PDK LABS INC.


                                                 By:
----------------------------------                  ----------------------------
Perry D. Krape                                      Reginald Spinello, President


                                                 By:
                                                    ----------------------------
                                                    Reginald Spinello, President


                                                    ----------------------------
                                                    Reginald Spinello


                                                    ----------------------------
                                                    Raveendra Nandigam


                                                    ----------------------------
                                                    Karine Hollander


                                                    ----------------------------
                                                    Michael Krasnoff


                                                    ----------------------------
                                                    Ira Helman


                              Page 10 of 10 Pages